EXHIBIT 12




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

                                                             Avnet, Inc.
                                         Computation of Ratios of Earnings to Fixed Charges


                                                 Nine months                                  Year ended
                                                   ended          ------------------------------------------------------------------
                                                  March 27,       June 27,      June 28,        June 30,        July 1,     June 30,
                                                   1998(1)          1997          1996            1995           1994(2)      1993
                                                   -------          ----          ----            ----           -------      ----
                                                                       (Dollar amounts in thousands)
Income before
  income taxes..............................     $237,534         $313,419      $325,039        $243,374       $154,838    $114,183
Add fixed charges...........................       33,641           33,766        33,441          31,473         22,492      14,901
                                                  -------         --------       -------         -------        -------     -------
Income as adjusted..........................     $271,175         $347,185      $358,480        $274,847       $177,330    $129,084
                                                  =======          =======       =======         =======        =======     =======

Fixed charges:
  Interest on indebtedness..................      $27,182          $26,076       $25,916         $23,175        $14,733      $8,972
  Amortization of
    debt expense............................          116              165           149             324            161          66
  Rents:
   Portion of rents representative
     of the interest factor ................        6,343            7,525         7,376           7,974          7,598       5,863
                                                   ------           ------        ------          ------         ------     -------
Total fixed charges.........................      $33,641          $33,766       $33,441         $31,473        $22,492     $14,901
                                                   ======           ======        ======          ======         ======      ======

Ratio of earnings to
 fixed charges..............................        8.1              10.3          10.7             8.7            7.9         8.7
                                                    ===              ====          ====             ===            ===         ===
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Notes:
-----

     (1)  Income  before  income taxes for the nine months ended March 27, 1998, includes  the  gain on the sale of  Channel  Master  ($33.8  million), offset  somewhat by costs relating to the  anticipated  divestiture of
          Avnet Industrial,  the closure of the Company's corporate headquarters in Great  Neck,  New  York,  and the  anticipated  loss on the sale of
          Company-owned   real  estate,   amounting  to  $13.3  million  in  the
          aggregate.  Had such one-time items (amounting to $20.5 million,  net)
          not been included, the ratio of earnings to fixed charges for the nine months ended March 27, 1998, would have been 7.5 on a pro forma basis.

     (2) Income before income taxes for the year ended July 1, 1994, includes restructuring and integration charges of $22.7 million in connection with the acquisition of Hall-Mark Electronics Corporation. Had such one-time charges not been included, the ratio of earnings to fixed charges for the year ended July 1, 1994, would have been 8.9 on a pro forma basis.